Exhibit 99.1

ASX, Nasdaq and Media Release

April 29, 2022

Opthea Presenting Clinical Data at ARVO 2022 Annual Meeting

Melbourne, Australia; 29 April, 2022 – Opthea Limited (ASX:OPT; NASDAQ:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announces the presentation of novel clinical data at the upcoming Association for Research in Vision and Ophthalmology (ARVO) 2022 conference, taking place in Denver, CO from May 1-4, 2022 and virtually from May 11-12, 2022.

Dr. Jason Slakter, MD will present safety and efficacy data from a prespecified subgroup of patients with polypoidal choroidal vasculopathy (PCV), a common subtype of wet age-related macular degeneration (AMD), that were enrolled in Opthea’s Phase 2b clinical trial which investigated OPT-302 in combination with ranibizumab (Lucentis®) compared to ranibizumab alone.

Details for the poster presentation are as follows:

Presentation Title: Efficacy and Safety of OPT-302 in combination with Ranibizumab for Polypoidal Choroidal Vasculopathy

Presenter: Jason S. Slakter, M.D., Clinical Professor of Ophthalmology at New York University School of Medicine

Presentation Number: F0213

Date and Time: May 1, 2022 from 12:15 PM to 2:15 PM MDT

The ARVO annual conference is recognized as one of the world’s top medical meetings. With more than 10,000 ARVO members worldwide, the annual ARVO meeting hosts leading scientific researchers, clinical investigators and clinicians involved in the ophthalmic industry.

About Opthea

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement, including, but not limited to, the expected timing of top line results, the advancement of Opthea’s Phase 3 registrational program and commercialization efforts for OPT-302 and Opthea’s goal of building out a substantial presence in the United States. Such statements are based on Opthea’s current plans, objectives, estimates, expectations, and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Opthea’s Annual Report on Form 20-F filed with the SEC on October 28, 2021. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:
U.S.A. & International: Sam Martin Argot Partners Tel: +1 212-600-1902 opthea@argotpartners.com Australia: Rudi Michelson Monsoon Communications Tel: +61 (0) 3 9620 3333	Tel: +61 (0) 3 9826 0399 info@opthea.com www.opthea.com